SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No.1)1



                             COULTER PHARMAECEUTICALS INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   222116105
                                 (CUSIP Number)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  222116105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Zesiger Capital Group LLC
         I.R.S. Identification No.: 13-3813880


2. Check the Appropriate Box if a Member of a Group*(a)[  ]
                                                    (b)[  ]
                     N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

     New York, New York

Number                   5. Sole Voting Power               445,000
Of
Shares                   6. Shared Voting Power             N/A
Beneficially
Owned by Each            7. Sole Dispositive Power          679,100
Reporting
Person With              8. Shared Dispositive Power        N/A


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      679,100


10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

       N/A


11.  Percent of Class Represented by Amount in Row (9)

       4.0%


12.   Type of Reporting Person*

        Investment Adviser (IA)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1 (a).       Name of Issuer

                  Coulter Pharmaceuticals Inc.


Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  600 Gateway Boulevard
                  South San Francisco, CA  94080


Item 2 (a).       Name of Person Filing:

                  Zesiger Capital Group LLC

Item 2 (b).       Address of Principal Business Office or if None, Residence:

                  320 Park Avenue, 30th Floor, New York, New York 10022

Item 2 (c).       Citizenship:

                  New York

Item 2 (d).       Title of Class of Securities:

                  Common Stock

Item 2 (e).       CUSIP Number:

                  222116105


Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a(n):

                  Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

Item 4.  Ownership.
         If the person of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b)2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned

                  N/A

         (b)  Percent of Class

                  N/A

         (c) Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote

                             N/A

                  (ii) shared power to vote or to direct the vote

                             N/A

                  (iii) sole power to dispose or to direct the disposition

                             N/A

                  (iv) shared power to dispose or to direct the disposition of

                             N/A


Item 5   Ownership of Five Percent or Less of a Class.

         This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6   Ownership of More than Five Percent on Behalf of Another Person

         N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A


Item 8.  Identification and Classification of Members of the Group

         N/A


Item 9.  Notice of Dissolution of the Group

         N/A


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                           February 4, 2000
                           Date

                           ZESIGER CAPITAL GROUP LLC

                           By: /s/ Barrie R. Zesiger
                                   Principal - Administration